SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Imperva, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45321L100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 45321L100	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Shlomo Kramer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,215,205 shares (1)
	6	SHARED VOTING POWER 2,377,767 shares (1)
	7	SOLE DISPOSITIVE POWER 1,215,205 shares (1)
	8	SHARED DISPOSITIVE POWER 2,377,767 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,592,972 shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6% *
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents 1,215,205 shares held by Mr. Kramer, the President, Chief Executive Officer and a director of the Issuer, and 2,377,767 shares held by HAPRI LIMITED. HAPRI LIMITED is an investment holding company. Mr. Kramer is one of two directors of HAPRI LIMITED. All of HAPRI LIMITED’s shares are ultimately controlled by a trust of which Mr. Kramer is the sole grantor and sole beneficiary during his life.
*	Based on 22,978,166 shares of common stock outstanding as of December 31, 2011, as reported by the Issuer to the Reporting Person.

SCHEDULE 13G

CUSIP No. 45321L100	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON HAPRI LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -- (See Row 6 and related footnote)
	6	SHARED VOTING POWER 2,377,767 shares (1)
	7	SOLE DISPOSITIVE POWER -- (See Row 8 and related footnote)
	8	SHARED DISPOSITIVE POWER 2,377,767 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,377,767 shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6% *
12	TYPE OF REPORTING PERSON (See Instructions) FI

(1)	HAPRI LIMITED is an investment holding company. Mr. Kramer is one of two directors of HAPRI LIMITED. All of HAPRI LIMITED’s shares are ultimately controlled by a trust of which Mr. Kramer is the sole grantor and sole beneficiary during his life.
*	Based on 22,978,166 shares of common stock outstanding as of December 31, 2011, as reported by the Issuer to the Reporting Person.

SCHEDULE 13G

CUSIP No. 45321L100	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer:

Imperva, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

3400 Bridge Parkway, Suite 200

Redwood Shores, CA 94065

Item 2.

(a)	Name of Person Filing:

This Statement is filed by the following entities (each referred to as a “Reporting Person”):

•	Shlomo Kramer

•	HAPRI LIMITED

(b)	Address of Principal Business Office:

c/o Imperva, Inc.

3400 Bridge Parkway, Suite 200

Redwood Shores, CA 94065

Tropic Isle Building

P.O. Box 3331

Road Town, Tortola

British Virgin Islands

(c)	Citizenship:

Shlomo Kramer is a citizen of Israel

HAPRI LIMITED is organized under the laws of the British Virgin Islands

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

45321L100

SCHEDULE 13G

CUSIP No. 45321L100	Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.0 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Person is provided as of December 31, 2011: Incorporated by reference to items (5)-(11) of cover sheets hereto.

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

SCHEDULE 13G

CUSIP No. 45321L100	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SCHEDULE 13G

CUSIP No. 45321L100	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012	/s/ Shlomo Kramer
Name: Shlomo Kramer

Dated: February 10, 2012	HAPRI LIMITED

	By:	/s/ Shlomo Kramer
Name: Shlomo Kramer
Title: Director